                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 3) *



                         Suburban Bancorporation, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  864348 10 7
                    --------------------------------------
                                (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 9 pages

CUSIP NO. 864348 10 7                13G                   PAGE 1 OF 9 PAGES
--------------------                                    ----------------------


1              NAME OF REPORTING PERSON: Suburban Bancorporation, Inc. Employee
               Stock Ownership Plan

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               31-1385530

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               (a) [x]

               (b) [ ]

3              SEC USE ONLY

4              CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Ohio

  NUMBER OF        5  SOLE VOTING POWER        0
   SHARES                                     ---

BENEFICIALLY       6  SHARED VOTING POWER     120,282
  OWNED BY                                    -------

    EACH           7  SOLE DISPOSITIVE POWER      0
  REPORTING                                      ---

   PERSON          8  SHARED DISPOSITIVE POWER   120,282
    WITH                                         -------

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               120,282
               -------

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES *

               [ ]

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               8.1%
               ---

12             TYPE OF REPORTING PERSON *

               EP

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 864348 10 7                13G                      PAGE 1 OF 9 PAGES
-----------------------                                       -----------------




1              NAME OF REPORTING PERSON:  Robert V. Barnes

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ###-##-####

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               (a) [ ]

               (b) [x]

3              SEC USE ONLY

4              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

  NUMBER OF        5  SOLE VOTING POWER      39,392
   SHARES                                    ------

BENEFICIALLY       6  SHARED VOTING POWER     145,381
  OWNED BY                                    -------

    EACH           7  SOLE DISPOSITIVE POWER      39,392
  REPORTING                                       ------

   PERSON          8  SHARED DISPOSITIVE POWER   120,282
    WITH                                         -------

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               184,773
               -------

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES *

               [ ]

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               12.5 %
               ----

12             TYPE OF REPORTING PERSON *

               IN

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 864348 10 7                13G                      PAGE 1 OF 9 PAGES
-----------------------                                       -----------------




1              NAME OF REPORTING PERSON:  Robert Baron

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ###-##-####

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               (a) [ ]

               (b) [x]

3              SEC USE ONLY

4              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

  NUMBER OF        5  SOLE VOTING POWER      29,886
   SHARES

BENEFICIALLY       6  SHARED VOTING POWER     145,381
  OWNED BY

    EACH           7  SOLE DISPOSITIVE POWER      29,886
  REPORTING

   PERSON          8  SHARED DISPOSITIVE POWER   120,282
    WITH

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               175,267
               -------

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES *

               [ ]

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               11.9 %
               ----

12             TYPE OF REPORTING PERSON *

               IN

                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 864348 10 7                13G                     PAGE 1 OF 9 PAGES
-----------------------                                      -----------------




1              NAME OF REPORTING PERSON:  William Frary

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ###-##-####

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

               (a) [ ]

               (b) [x]

3              SEC USE ONLY

4              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

  NUMBER OF        5  SOLE VOTING POWER      10,386
   SHARES                                    ------

BENEFICIALLY       6  SHARED VOTING POWER     145,381
  OWNED BY                                    -------

    EACH           7  SOLE DISPOSITIVE POWER      10,386
  REPORTING                                       ------

   PERSON          8  SHARED DISPOSITIVE POWER   120,282
    WITH                                         -------

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               155,767
               -------

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES *

               [ ]

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               10.6 %
               ----

12             TYPE OF REPORTING PERSON *

               IN

                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                                              PAGE 6 OF 9 PAGES
                                                              -----------------
                       Securities and Exchange Commission
                            Washington, D.C.  20549


ITEM 1(A)       NAME OF ISSUER.
     Suburban Bancorporation, Inc.

ITEM 1(B)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
     10869 Montgomery Road
     Cincinnati, Ohio  45242

ITEM 2(A)       NAME OF PERSON(S) FILING.
     Suburban Bancorporation, Inc. Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP: Robert V. Barnes, Robert Baron, and William Frary.

ITEM 2(B)       ADDRESS OF PRINCIPAL BUSINESS OFFICE.
     Same as Item 1(b).

ITEM 2(C)       CITIZENSHIP.
     See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(D)       TITLE OF CLASS OF SECURITIES.
     Common Stock, par value $.01 per share.

ITEM 2(E)       CUSIP NUMBER.
     See the upper left corner of the second part of the cover page provided for each reporting person.

ITEM 3.         CHECK WHETHER THE PERSON FILING IS A:


     (f)        [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (h)        [x] Group, in accordance with Rule 13d-1(b)(l)(ii)(H).


     Item (a) (b) (c) (d) (e) (g) - not applicable.

                                                             PAGE 7 OF 9 PAGES
                                                             -----------------
ITEM 4.   OWNERSHIP.
     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.*

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Pursuant to Section 13.7 of the ESOP, Suburban Bancorporation, Inc. has the
power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
     Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
     This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
     Not applicable.

ITEM 10.  CERTIFICATION.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

--------------------------

     4(a) Please note that the Reporting Person Robert V. Barnes has disclaimed the beneficial ownership of 3,300 shares owned by his wife.

                                                             PAGE 8 OF 9 PAGES
                                                             -----------------
SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUBURBAN BANCORPORATION, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Robert V. Barnes                         January 30, 1997
     ---------------------------                  ----------------
     Robert V. Barnes, a Trustee                  Date


     /s/ Robert Baron                             January 30, 1997
     ------------------------                     ----------------
     Robert Baron, as Trustee                     Date


     /s/ William Frary                            February 3, 1997
     -------------------------                    ----------------
     William Frary, as Trustee                    Date



/s/ Robert V. Barnes                              January 30, 1997
----------------------------------------------    ----------------
Robert V. Barnes, as an Individual Stockholder    Date


/s/ Robert Baron                                  January 30, 1997
------------------------------------------        ----------------
Robert Baron, as an Individual Stockholder        Date


/s/ William Frary                                 February 3, 1997
-------------------------------------------       ----------------
William Frary, as an Individual Stockholder       Date

                                                         PAGE 9 OF 9 PAGES
                                                         -----------------


Exhibit A
---------

                      Identification of Members of Group
                      ----------------------------------


     The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section
13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by
Section 404 of the Employee Retirement Income Security Act of 1974, as amended.